UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 203rd BOARD OF DIRECTORS MEETING

HELD ON JUNE 27, 2012

1. DATE, TIME AND PLACE: On the 27th (twenty seventh) day of the month of June 2012, at 10:00 a.m., at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 2 of Article 17 of the Company's Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”). As provided in Paragraph 7 of Article 17 of the Bylaws, Messrs. Renê Sanda and Claudio Cláudio consigned their votes in writing.

4. PRESIDING: Chairman - Murilo Passos and Secretary - Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After examination of the subjects on the Agenda, the following matters were dealt with and the following resolutions were taken by unanimous vote and without any restrictions:

(i)         Cognizance taken of the activities in the month of June of the Renováveis IPO and the Personnel Management Committees;

(ii)        Cognizance taken of the highlights of the material facts during the month reported by the President;

(iii)       Approval given for establishment of the Sustainability Committee and the nomination of its members: Francisco Caprino Neto, Arthur Prado Silva and Helena Kerr do Amaral, asking the Board Advisory Committee to prepare a Worksheet for approval at the next Board meeting;

(iv)       Approval  of the minutes of the 202nd meeting of Board held on May 30;

(v)        Approval  pursuant to paragraph "r" of Article 17 of the Company's Bylaws and in accordance with the terms and conditions outlined in Board of Executive Officer Resolution No. 2012016, for the acquisition by CPFL Energia of all the shares representing the capital stock of CPFL Bio Itapaci S.A. ("CPFL Bio Itapaci") held by wholly owned subsidiary CPFL Comercialização Brasil S.A. (“CPFL Brasil”) and recommended that representatives of the Company vote in favor of approving the following matters at the General Shareholders Meetings: (1)  CPFL Bio Itapaci: reform and consolidation of the Bylaws and (2)  CPFL Brasil: sale of CPFL Bio Itapaci to CPFL Energia. The Boards of Executive Officers of the Company, CPFL Brasil and CPFL Bio Itapaci were authorized to perform all necessary acts and take all necessary steps to implement the resolutions mentioned in item "v";

(vi)      (vi.i) Approval, in accordance with the letters "p" and "u" in Article 17 of the Bylaws of the Company and pursuant to Board of Executive Officers Resolution No. 2012106-C, of a guarantee, by CPFL Energia, as collateral for compliance with the obligations of debentures issued by its subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and Rio Grande Energia S.A. ("RGE", and together with the other controlled companies, the "Subsidiaries"), for public distribution with restricted placement efforts, under the terms of the Securities Exchange Commission ("CVM") Instruction No. 476 of January 16, 2009, as amended ("Restricted Offers"), which will be coordinated by the Caixa Econômica Federal, acting as the intermediary institution leader of Restricted Offers, with the Company's Board of Executive Officers authorized to sign the instruments needed to formalize the guarantee herein authorized, under the conditions and characteristics described below:

(a)        Issuance of up to 660 (six hundred sixty) debentures, all nominal and registered, in a single series, unsecured, non-convertible into shares with par value of R$ 1,000,000.00 (one million reais), of the 6th (sixth) issue of CPFL Paulista, totaling at the date of issuance the amount of up to R$ 660,000,000.00 (six hundred and sixty million reais), to pay interest equivalent to 100% (one hundred percent) of the accumulated variation of the average daily rate of the Interbank DI Deposits, over extra-group ("DI Rate"), calculated and published daily by CETIP S.A. - Mercados Organizados ("CETIP") in the daily bulletin available on its website (http://www.cetip.com.br) plus a surcharge of 0.80% (eight tenths of one percent), expressed as a percentage per year of 252 (two hundred and fifty-two) days, calculated exponentially and cumulatively, pro rata temporis by working days elapsed, incurring on the face value of the debentures since the date of issue until the date of maturity, with a total term of validity of 7 (seven) years;

(b)        Issuance of up to 110 (one hundred and ten) debentures, all nominal and registered, in a single series, unsecured, convertible into shares with par value of R$ 1,000,000.00 (one million reais), of the 6th (sixth) Issue by CPFL Piratininga, totaling at the date of its issuance, the amount of up to R$ 110,000,000.00 (one hundred and ten million reais), which will be entitled to pay interest equivalent to 100% (one hundred percent) of the DI Rate, calculated and published daily by CETIP in its daily bulletin available on its website (http://www.cetip.com.br), plus a surcharge of 0.80% (eight tenths of one percent), expressed as a percentage per year of 252 (two hundred and fifty-two) days, calculated exponentially and cumulatively, pro rata temporis by working days elapsed, incurring on the face value of the debentures since the date of issue until the date of maturity, with a total term of validity of 7 (seven) years; and

(c)        Issuance of up to 500 (five hundred) debentures, all nominal and registered, in a single series, unsecured, convertible into shares with par value of R$ 1,000,000.00 (one million reais), of the 6th (sixth) Issue of RGE, totaling at the date of its issuance, the amount of R$ 500,000,000.00 (five hundred million reais), which will be entitled to pay interest equivalent to 100% (hundred percent) of the DI Rate, calculated and published daily by CETIP in its daily bulletin available on its website (http://www.cetip.com.br), plus a surcharge of 0.80% (eight tenths of one percent), expressed as a percentage per year of 252 (two hundred and fifty-two) days, calculated exponentially and cumulatively, pro rata temporis by days elapsed, incurring on the face value of the debentures since the date of issue until the date of maturity, with a total term of validity of 7 (seven) years;

The guarantee approved herein shall be granted by the Company, with forgone benefits of order, rights and privileges of exoneration under applicable law and encompasses (1) the aggregate principal amount of R$ 1,270,000,000 (one billion, two hundred and seventy million reais) ("Total Amount"), corresponding to the sum of the total principal amount of the debenture issues of the Subsidiaries, as described in items "a" to "c" above, on their respective dates of issue, (2) their respective remuneration, (3) the late payment charges and (4) any other applicable additions;

(vi.ii) Recommended to the Company's representatives on the Boards of Directors of the Subsidiaries to vote favorably for the debentures issues described in paragraphs "a" to "c" of item "vi.i" above;

(vii)     Approval pursuant to subparagraphs "p" and "u" of Article 17 of the Bylaws of the Company of Board of Executive Officers Res. No. 2012107-C, regarding the provision of a guarantee by CPFL Energia in the form of a surety or guarantee, for the contracting of financing by its CPFL Paulista and RGE subsidiaries through bilateral foreign currency loans (Law No. 4131/62), in the total amount of up to R$ 98,000,000.00 (ninety-eight million reais), and recommended that the Company's representatives on the Boards of Directors of CPFL Paulista and RGE vote in favor of approving the contracting of the respective funding, and

(viii)    Recommended,  to the Company's representatives on the Boards of Directors of the CPFL Paulista, CPFL Piratininga, RGE, Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Brasil, CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) and CPFL Atende Centro de Contatos e Atendimentos Ltda (“CPFL Atende”) subsidiaries, votes in favor of approving the Statement of Interest on Own Equity ("IOEs"), pursuant to Board of Executive Officers Res. No. 2012104-C.

6. CLOSURE: There being no further business, the meeting was adjourned, and these minutes were drawn up, read, approved and signed by the Members present and by the Secretary. Murilo Passos – Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Cláudio Palaia, Renê Sanda, Helena Kerr do Amaral, Ana Novaes and Gisélia Silva - Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 11, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.